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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                            SOTHEBY'S HOLDINGS, INC.
             -------------------------------------------------------
                                (Name of Issuer)

              CLASS A LIMITED VOTING COMMON STOCK, $0.10 PER VALUE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   835898 10 7
                             ----------------------
                                 (CUSIP Number)

                              Jeffrey H. Miro, Esq.
                      Honigman Miller Schwartz and Cohn LLP
                              38500 Woodward Avenue
                                    Suite 100
                        Bloomfield Hills, Michigan 48304
             -------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 APRIL 10, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


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                                  SCHEDULE 13D
------------------------                                         ---------------
CUSIP No. 835898 10 7                                             Page 2 of 8
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1         NAMES OF REPORTING PERSONS

                A. ALFRED TAUBMAN

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)    [ ]
                                                                      (b)    [X]
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3         SEC USE ONLY
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4         SOURCE OF FUNDS
                OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
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                                       7          SOLE VOTING POWER

                                                  2,728,644
                                      ------------------------------------------
         NUMBER OF SHARES              8          SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING
         PERSON                                   NONE
         WITH                         ------------------------------------------
                                       9          SOLE DISPOSITIVE POWER

                                                  2,728,644
                                      ------------------------------------------
                                       10         SHARED DISPOSITIVE POWER

                                                  NONE
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,728,644
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.57%
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14        TYPE OF REPORTING PERSON*
                IN
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CUSIP No. 835898 10 7                13D                          Page 3 of 8
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ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D relates to shares of Class A Limited Voting Common Stock, par value $0.10 per share ("CLASS A COMMON STOCK"), of Sotheby's Holdings, Inc. (the "ISSUER"). The Statement on Schedule 13D originally filed with the Securities and Exchange Commission by A. Alfred Taubman (the "REPORTING PERSON") on April 15, 1996, as amended by Amendment No. 1, dated January 4, 2001, Amendment No. 2, dated June 3, 2002, Amendment No. 3, dated February 21, 2003, and Amendment No. 4, dated September 7, 2005, is hereby amended and supplemented as set forth below (as amended, the "SCHEDULE 13D"). The principal executive office and mailing address of the Issuer is 38500 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan.

ITEM 4.  PURPOSE OF TRANSACTION.

          Item 4 is hereby amended to add the following:

          The Reporting Person has entered into a transaction to sell the following shares of Class A Common Stock pursuant to Rule 144 transactions: (1) 3,650,000 shares of Class A Common Stock owned by the Reporting Person's grantor trust, The A. Alfred Taubman Restated Revocable Trust, of which the Reporting Person is the sole trustee, and (2) 328,747 shares of Class A Common Stock owned by the Reporting Person's grantor retained annuity trust, The A. Alfred Taubman 2004 Grantor Retained Annuity Trust, of which the Reporting Person is the sole trustee. The shares of Class A Common Stock held by The A. Alfred Taubman Restated Revocable Trust prior to this transaction included 1,908,834 shares previously held by The Family Trust.

          Giving effect to these sales, the Reporting Person has beneficial ownership of less than five percent of the shares of Class A Common Stock, and accordingly is no longer subject to the requirement to file a Schedule 13D. No further amendments will be made to this Schedule 13D, unless the Reporting Person's beneficial interest in the Issuer's Class A Common Stock increases to five percent or more.

          The Reporting Person's wife, Judith M. Taubman, has entered into a transaction to sell 171,253 shares of Class A Common Stock beneficially owned by the Reporting Person's wife, through The Judith M. Taubman Revocable Trust, of which Judith M. Taubman is the sole trustee, pursuant to Rule 144 transactions. The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by his wife. Even if the shares of Class A Common Stock beneficially owned by Judith M. Taubman, and as to which shares the Reporting Person has no voting or dispositive power (and which the Reporting Person disclaims ownership of), were considered beneficially owned by the Reporting Person, giving effect to the transactions


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------------------------                                         ---------------
CUSIP No. 835898 10 7                13D                          Page 4 of 8
------------------------                                         ---------------


described herein, the Reporting Person would beneficially own only approximately 4.95% of the shares of Class A Common Stock.

          The Reporting Person expects that he, and to his knowledge, Judith M. Taubman, will continue to hold for investment purposes the shares of Class A Common Stock they respectively beneficially own following the sales reflected in this Schedule 13D, amounting to approximately 4.95% of the shares of Class A Common Stock, and consisting of: (1) 644,768 shares of Class A Common Stock owned by The A. Alfred Taubman Restated Revocable Trust; (2) 329,067 shares of Class A Common Stock owned by The A. Alfred Taubman 2004 Grantor Retained Annuity Trust; (3) 1,754,809 shares of Class A Common Stock owned by Taubman Investments, LLC; and (4) 229,846 shares of Class A Common Stock owned by the Judith M. Taubman Revocable Trust. Taubman Investments, LLC has no independent voting or dispositive power with respect to such shares. The Reporting Person disclaims any pecuniary interest in the shares owned by Taubman Investments, LLC beyond his ownership interest in Taubman Investments, LLC. The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by his wife.

          However, the Reporting Person, and to his knowledge, Judith M. Taubman, reserves, the right from time to time in the future and subject to the provisions of the Transaction Agreement, dated as of September 7, 2005, by and among the Issuer and The A. Alfred Taubman Restated Revocable Trust, The A. Alfred Taubman 2003 Grantor Retained Annuity Trust and Taubman Investments, LLC, The A. Alfred Taubman 2004 Grantor Retained Annuity Trust and The Judith M. Taubman Revocable Trust and, for purposes of certain provisions of the Transaction Agreement, the Reporting Person and Robert S. Taubman (including the agreement not to dispose of or acquire securities of the Issuer or to take certain other specified actions with respect to the Issuer or its securities for specified periods as further described in "Item 6-- Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of Amendment No. 3 of the Schedule 13D) to continue to develop, review and evaluate alternatives with respect to their holdings in the Issuer. These may include a variety of possible strategies for enhancing the value of such investment in the Issuer, including among other things: disposing of some or all of such securities; continued ownership of securities of the Issuer; effecting a structured financing or monetization using securities of the Issuer; structuring a loan or loans secured by some or all of the securities of the Issuer; acquiring additional securities of the Issuer; and proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Items 4(a)-(j) of Schedule 13D.

          Whether any of the actions set forth above will occur, or whether the Reporting Person may consider alternatives, will depend upon, among other things, current and anticipated future trading prices for the Class A Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, the Reporting Person's overall investment portfolio and objectives and personal needs and related matters. However, there can be no assurance that the Reporting Person will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by the Reporting Person.


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CUSIP No. 835898 10 7                13D                          Page 5 of 8
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          Except as noted above, as of the date of this Schedule 13D, the
Reporting Person has no plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) According to the Issuer's Schedule 14A, filed on March 31, 2006, there were 59,733,442 shares of Class A Common Stock issued and outstanding as of March 24, 2006. Giving effect to the transactions described in
          Item 5(c) below, the Reporting Person is the beneficial owner of 2,728,644 shares of Class A Common Stock. This figure includes (1) 644,768 shares of Class A Common Stock owned by The A. Alfred
          Taubman Restated Revocable Trust, of which he is the sole trustee, (2) 329,067 shares of Class A Common Stock owned by The A. Alfred
          Taubman 2004 Grantor Retained Annuity Trust, of which he is the sole trustee, and (3) 1,754,809 shares of Class A Common Stock owned by Taubman Investments, LLC. Taubman Investments, LLC has no independent voting or dispositive power with respect to such shares. Mr. Taubman disclaims any pecuniary interest in the shares owned by Taubman Investments, LLC beyond his ownership interest in Taubman Investments, LLC.

          This figure excludes 229,846 shares of Class A Common Stock owned by the Reporting Person's wife, Judith M. Taubman (after taking into account the transaction by Mrs. Taubman in the transactions described in Item 5(c) below). The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by his wife. Even if the shares of Class A Common Stock beneficially owned by Judith M. Taubman (as described in Item 5(c) below) were considered beneficially owned by A. Alfred Taubman, giving effect to the transactions described in Item 5(c) below, the Reporting Person would own 4.95% of the shares of Class A Common Stock.

     (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Class A Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Class A Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

     (c) In the past 60 days, the Reporting Person entered into a transaction to sell the following shares of Class A Common Stock pursuant to Rule 144 transactions to Banc of America Securities:

DATE              SHARES OF CLASS A   OWNER                          PRICE/SHARE
                  COMMON STOCK

April 10, 2006    3,650,000           The A. Alfred Taubman             (2)
                                      Restated Revocable Trust(1)


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CUSIP No. 835898 10 7                13D                          Page 6 of 8
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April 10, 2006      328,747           The A. Alfred Taubman             (2)
                                      2004 Grantor Retained
                                      Annuity Trust (1)
---------------------------
             (1)    The Reporting Person is the sole trustee.

             (2) The price per share to be received by the Reporting Person in these transactions will be not less than $27.50, and is subject to adjustment in certain circumstances not yet determined.

               In the past 60 days, the Reporting Person's wife, Judith M. Taubman, entered into a transaction to sell 171,253 shares of Class A Common Stock owned by Mrs. Taubman, including through The Judith M. Taubman Revocable Trust of which Mrs. Taubman is the sole trustee, pursuant to Rule 144 transactions to Banc of America Securities. The Reporting Person has no voting or dispositive power over, and disclaims beneficial ownership of, the shares of Class A Common Stock beneficially owned by his wife.

          (d)  Not applicable.

          (e) As of April 10, 2006, the Reporting Person ceased ownership of more than five percent of the shares of Class A Common Stock.

               The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by his wife. Even if the shares of Class A Common Stock beneficially owned by Judith
               M. Taubman were considered beneficially owned by the Reporting Person, after the transactions described in Item 5(c) above, as of April 10, 2006, the Reporting Person would cease to own more than five percent of the shares of Class A Common Stock.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

None.


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CUSIP No. 835898 10 7                13D                          Page 7 of 8
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                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2006
                                       /s/ A. Alfred Taubman
                                       -----------------------------------------
                                        A. Alfred Taubman


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CUSIP No. 835898 10 7                13D                          Page 8 of 8
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                                  EXHIBIT INDEX

None.